Exhibit (d)(2)

JOINDER

This JOINDER (this “Joinder”) is made and entered into as of February 25, 2025 by GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly-owned subsidiary of Parent (“Merger Sub”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Agreement (as defined below).

RECITALS

WHEREAS, reference is made to that certain Transaction Agreement (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Transaction Agreement”), dated as of February 16, 2025, between Shift4 Payments, Inc., a Delaware corporation (“Parent”) and Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland, with its registered office in Zürichstrasse 38, 8306, Brüttisellen, Switzerland (the “Company”);

WHEREAS, Merger Sub was incorporated on February 17, 2025 by Parent indirectly through its indirect wholly-owned subsidiary Shift4 (BVI) Limited, a BVI corporation, for the purpose of effecting the Offer, the Merger and the transactions contemplated by the Transaction Agreement and the Merger Agreement, in each case, on the terms and conditions set forth in the Transaction Agreement and the Merger Agreement, as applicable; and

WHEREAS, pursuant to the Transaction Agreement, Parent agreed to cause Merger Sub to become a party to the Transaction Agreement immediately following its incorporation and registration in the commercial register of the Canton of Zurich; and

WHEREAS, Merger Sub wishes to enter into this Joinder and hereby become a party to and be bound by and comply with the provisions of the Transaction Agreement applicable to it.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Merger Sub hereby agrees as follows:

1. Agreement to be Bound. Merger Sub hereby agrees that upon execution of this Joinder, it shall (i) become a party to the Transaction Agreement, be deemed to be the “Merger Sub” for all purposes of the Transaction Agreement and be fully bound by all of the terms of the Transaction Agreement and (ii) take any and all actions required by the Transaction Agreement and the Merger Agreement through the Closing, in each case, applicable to Merger Sub as though an original party thereto.

2. Authority; Non-Contravention. Merger Sub has all requisite corporate power and authority to enter into this Joinder, the Transaction Agreement and the Merger Agreement and to consummate the transactions contemplated hereby and thereby. This Joinder has been duly executed and delivered by Merger Sub and constitutes a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity). Subject to the Merger Sub Vote in relation to the Merger, the execution, delivery and performance of this Joinder and the Transaction Agreement and the consummation of the transactions contemplated hereby and thereby to which Merger Sub will be a party have been duly authorized by all necessary corporate action on Merger Sub’s part, and no other corporate proceedings on its part is necessary to authorize this Joinder or the Transaction Agreement to consummate the transactions contemplated hereby or thereby. The Merger Sub Board, has by written consent without a meeting, (i) determined that it is in the best interests of Merger Sub to enter into this Joinder, the Transaction Agreement and the Merger Agreement and to consummate the Merger and the other transactions contemplated hereby and thereby, (ii) adopted this Joinder, the Transaction Agreement and the Merger Agreement and authorized and approved the Merger and the other transactions contemplated hereby and thereby and (iii) recommended that the sole quota holder of Merger Sub approve such matters. Subject to the terms and conditions of the Transaction Agreement, the Merger Agreement will be duly executed and delivered by Merger Sub and (assuming the due authorization, execution and delivery by the other parties thereto and approval by the sole quota holder of Merger Sub) when so executed and delivered, will constitute a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity). Neither the execution, delivery and performance of this Joinder, the Transaction Agreement or the Merger Agreement nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Merger Sub with any of the terms or provisions hereof or thereof, will (a) violate, conflict with or result in any breach of any provision of Merger Sub’s articles of association or organizational regulations or the equivalent organizational documents of any of its Subsidiaries, (b) trigger any rights of first refusal, preemptive rights, preferential purchase or similar rights or (c) assuming that the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 5.2(c) of the Transaction Agreement are duly obtained or made, violate or conflict with any Law applicable to Merger Sub or any of its properties or assets, except (with respect to the above clauses (b) and (c)) for such triggers, violations, conflicts, breaches or losses that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3. Third Party Beneficiary. The Company is an express and intended third party beneficiary of this Joinder and shall have all rights and remedies available at law or in equity to enforce the provisions contained herein.

4. Miscellaneous. The provisions set forth in Article X of the Transaction Agreement shall apply mutatis mutandis to this Joinder.

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IN WITNESS WHEREOF, this Joinder has been executed by the undersigned as of the date first written above.

GT HOLDING 1 GMBH

By:	/s/ Taylor Lauber
Name:	Taylor Lauber
Title:	Member of the Managing Board

[Signature Page to Joinder to the Transaction Agreement]